FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of April 2011 (No. 3)

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

On April 8, 2011, we entered into Amendment No. 5 to the Standby Equity Purchase Agreement dated August 11, 2009 between us and YA Global Master SPV Ltd., as amended by Amendment No. 1 thereto dated August 27, 2009, Amendment No. 2 thereto dated February 4, 2010, Amendment No. 3 thereto dated April 22, 2010 and Amendment No. 4 thereto dated November 15, 2010 (collectively, the “SEPA”).

Amendment No. 5 to the SEPA increases the duration of the pricing period, which is the interval used for determination of the volume weighted average price employed in calculating the number of our ordinary shares to be delivered in connection advances under the SEPA, from five to ten trading days.

Under the SEPA, we are permitted to indicate a minimum acceptable price for our ordinary shares in any advance notice that we send to YA Global.  Prior to Amendment No. 5 to the SEPA, when the pricing period was comprised of five trading days, if we delivered an advance notice with a minimum acceptable price, the amount of the advance would be reduced by 20% for each trading day that the volume weighted average price of our ordinary shares was below the minimum acceptable price during the pricing period.  To correspond with the increased duration of the pricing period from five to ten days,  Amendment No. 5 to the SEPA also proportionately lowers the percentage from 20% to 10% that is used to determine any reductions in the amount of an advance for each trading day during the pricing period that the volume weighted average price of our ordinary shares is below the minimum acceptable price that we may state in any advance notice.

Except as so amended, the SEPA as amended by Amendment No. 5 thereto remains in full force and effect.

Amendment No. 5 to the SEPA is attached hereto as Exhibit 99.1.

This Form 6-K is hereby incorporated by reference into our Registration Statements on Form F-3  (No. 333- 163196 and 333-169491) and our other effective Registration Statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2011	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary